Exhibit 99.1

Huawei’s flagship Smartphone for China Mobile Network
Ships with Spreadtrum TD-SCDMA Baseband

Huawei TD Ascend P1 extends high performance smartphone experience to China Mobile consumers

SHANGHAI, CHINA – August 13, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that Spreadtrum’s baseband modem, the SC8803G, is shipping in Huawei’s flagship TD-SCDMA smartphone, the Huawei Ascend P1 TD-SCDMA. Developed for China Mobile’s network, the Huawei Ascend P1 TD-SCDMA extends the high performance of Huawei’s flagship smartphone series to China Mobile consumers and is now commercially available.

Huawei Ascend P1 is Huawei’s flagship smartphone series aiming to provide an outstanding product experience for consumers. The Android 4.0 ICS device incorporates a dual core 1.5GHz CPU, 1GB of RAM, a 4.3-inch Super AMOLED qHD display, 4GB of built-in storage and an 8 megapixel BSI camera with AF.

Mr. Wang Weijun, Huawei Device’s president of Chinese division, said, “Our recently introduced smartphone line, the Huawei Ascend P1, has an innovative industrial design, high-end product configuration and outstanding user experience. The launch of the Ascend P1 on China Mobile’s TD-SCDMA network now makes this device broadly available to China consumers and furthers our goal of establishing Huawei as one of the world’s leading mobile phone brands.”

“We are pleased to support Huawei in the development of high performance smartphones for the TD-SCDMA market,” said Dr. Leo Li, Spreadtrum’s president and CEO. “The launch of Huawei’s high end smartphone with Spreadtrum’s SC8803G TD-SCDMA baseband modem demonstrates our ability to enable the world’s leading handset brands to bring the performance of their top devices to the China Mobile network.”

Designed with 40nm CMOS silicon technology, Spreadtrum’s SC8803G is a high performance and, highly integrated baseband modem delivering superior 3G standby and talk times. Spreadtrum’s SC8803G enables TD-SCDMA, EDGE, GPRS and GSM operation and supports TD-HSDPA at 2.8Mbps and TD-HSUPA at 2.2Mbps. The SC8803G achieves a small modem footprint and can be coupled with third party application processors to drive high end smartphone performance.

Exhibit 99.1

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

About Huawei Device:

Huawei Device is one of Huawei’s four business units, focusing on terminal products in the field of communications. Huawei Device was founded in 1993, separating from wireless base equipment and covering WCDMA, CDMA, GSM, TD-SCDMA, PHS, video, accessing terminal, application terminal and others. Its products include mobile phones, mobile broadband, fuse terminal, fixed network CPE, video and other device types. Huawei Device has established R&D centers in USA, Sweden, Russia, India, Beijing, Shanghai and Shenzhen. Like Huawei Technology, the sales and service operations of Huawei Device now cover more than 70 countries. Huawei Device is No. 35 of the “Top 50 World Telecommunication Operators” and partner of the world’s leading operators such as British Telecommunication, Wo Dafeng, Telefonica, and others. For more information, please visit www.huaweidevice.com.

Spreadtrum Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s ability to continue to enable the world’s leading handset brands to bring the performance of their top devices to the China Mobile network. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; Spreadtrum’s ability to continue to enable the world’s leading handset brands to bring the performance of their top devices to the China Mobile network; the state of and any change in the Company's relationship with Huawei; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148